FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JANUARY 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1        Press Release dated January 16, 2006


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
JANUARY 16, 2006                                             TSXV: AGX  PR 01/06

         SILVER AND GOLD DRILL INTERSECTIONS ON THE TETAGOUCHE PROPERTY

Amador Gold Corporation is please to announce the results of four diamond drill holes totalling 263 metres on the Tetagouche property optioned from veteran prospector Merton Stewart. The exploration program tested a Silver and Gold prospect located approximately 40 km. West of Bathurst, NB.

DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over
5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au. Drill sections and a drill plan are included with the press release.

Diamond drill holes TS-05-02, TS-05-03 also intersected the zone over narrow widths. Core recovery problems were encountered in drilling the precious metals zones; especially in DDH TS-05-02, 03. Future exploration programs will address this problem.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

ABOUT AMADOR GOLD CORP.

Amador Gold Corp. is an aggressive junior Canadian exploration and development company with most of its properties in Northern Ontario. The company pursues gold, silver, platinum group metals and diamonds within close proximity to existing infrastructure and services.

On behalf of the Board of Directors AMADOR GOLD CORP.

By:  /s/ Richard W. Hughes
--------------------------
Richard W. Hughes
President

To find out more about AMADOR GOLD CORP. (TSXV: AGX), visit our website at www.amadorgoldcorp.com.


          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information contained in this news release.


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         SILVER AND GOLD DRILL INTERSECTIONS ON THE TETAGOUCHE PROPERTY


DDH                     LOCATION   DIP     INTERVAL      CORE   SILVER   GOLD
                         METRES             METRES      LENGTH  -----   -----
                                                        METRES (GRAMS) (GRAMS)
---------------------   --------   ---   -------------   ----   -----   -----
2005 Drill Holes
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-01 ............   34S/05E    -45   29.9 - 33        3.1   621.3    0.74
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-01 ............   34S/05E    -45   40.5 - 41.2      0.7   578      1.46
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-02 ............   92S/12W    -45   34.0 - 34.7      0.7    34      0.06
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-03 ............   28N/14W    -45   27.5 - 28.5      1.0   111      0.43
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-03 ............   28N/14W    -45   31.0 - 31.2      0.2   496      0.66
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-04 ............   00/04E     -65   60.3 - 68.0      7.7   174.9    0.66
---------------------   --------   ---   -------------   ----   -----   -----
TS-05-04 ............   00/04E     -65   61.7 - 64.0      2.3   416      1.16
---------------------   --------   ---   -------------   ----   -----   -----

1989 Drill Holes
---------------------   --------   ---   -------------   ----   -----   -----
TS-89-03 ............   065S/08W   -45   24.7 - 34.3      9.6   146.4    1.51
---------------------   --------   ---   -------------   ----   -----   -----
TS-89-05 ............   00/00      -45   34.96 - 40.84    5.88  353.2    0.42
---------------------   --------   ---   -------------   ----   -----   -----
TS-89-05 ............   00/00      -45   49.98 - 50.07     .09  690.2    1.85


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMADOR GOLD CORP.
                                         (Registrant)

Date:    January 17, 2006                BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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